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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                           Bryn Mawr Bank Corporation
                           --------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   117665-10-9
                                   -----------
                                 (CUSIP Number)

      Robert L. Stevens, 403 Waynesbrooke Road, Berwyn, Pennsylvania 19312
      --------------------------------------------------------------------
                                 (610) 526-8798
                                 --------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)

                                 April 19, 2002
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

-------------------------
CUSIP No. 117665-10-9
-------------------------

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    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Robert L. Stevens
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  [_]
                                                                        (b)  [_]
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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS
           Not Applicable
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            [_]

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
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                           7     SOLE VOTING POWER

                                 10,000
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             NUMBER OF     8     SHARED VOTING POWER
              SHARES
           BENEFICIALLY          0
                                 -----------------------------------------------
            OWNED BY       9     SOLE DISPOSITIVE POWER
          EACH REPORTING
           PERSON WITH           10,000
                                 -----------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,000
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                           [_]
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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.2%
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   14e     TYPE OF REPORTING PERSON

           IN
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                                  SCHEDULE 13D

-------------------------
CUSIP No. 117665-10-9
-------------------------

     This Amendment No. 5 ("Amendment No. 5") to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D filed on July 17, 1998 (the "Original 13D"), as amended by Amendment No. 1 to the Schedule 13D filed on February 9, 1999, as amended by Amendment No. 2 to the Schedule 13D filed on February 11, 2000, as amended by Amendment No. 3 to the Schedule 13D filed on February 13, 2001, as amended by Amendment No. 4 to the Schedule 13D filed on February 12, 2002, relating to the common stock, par value $1.00 per share (the "Common Stock"), of Bryn Mawr Bank Corporation, a Pennsylvania corporation (the "Company").

ITEM 1.  SECURITY AND ISSUER.

     Common Stock, $1.00 par value per share, of Bryn Mawr Bank Corporation

     Bryn Mawr Bank Corporation
     801 Lancaster Avenue
     Bryn Mawr, Pennsylvania 19010-3396

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) Robert L. Stevens

     (b) 403 Waynesbrooke Road
         Berwyn, Pennsylvania 19312

     (c) President and Chief Executive Officer
         MLH Realty, a real estate management and development firm 89 Summit Grove Avenue
         Bryn Mawr, Pennsylvania 19010

         Mr. Stevens continues to serve as Chairman of the Company, a position he has held since December 1995. Mr. Stevens served as President and Chief Executive Officer of the Company from its formation in 1986 until January 2001.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.


ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and supplemented as follows:

         On April 19, 2002, pursuant to the terms of a privately negotiated agreement between Mr. Stevens, related persons of Mr. Stevens and the Company, Mr. Stevens and related persons sold 71,936 shares of Common Stock beneficially owned or held in custody or in trust by or for the benefit of Mr. Stevens or his wife at a price per share of $34.00, for an

                                  Page 3 of 6

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aggregate purchase price of $2,445,824.00 in cash. The foregoing summary of the agreement does not purport to be complete and is qualified in its entirety by reference to the text of such agreement which is attached as Exhibit 1 to this Amendment No. 5.

         In addition, as previously disclosed in his Schedule 13D, as amended, Mr. Stevens held options to acquire 142,500 shares of the Common Stock of the Company. On April 19, 2002, Mr. Stevens exercised his outstanding stock options to acquire these 142,500 shares. Mr. George Connell was the beneficial owner of approximately 15% of the shares of Common Stock of the Company as of January 17, 2002, according to the proxy statement of the Company dated March 8, 2002. On April 19, 2002, pursuant to the terms of a privately negotiated agreement between Mr. Stevens and Mr. Connell, Mr. Connell paid Mr. Stevens $36.00 per share in cash for the 142,500 shares for an aggregate purchase price of $5,130,000.00, of which Mr. Stevens paid $1,676,792.50 to the Company in payment of the exercise price of the stock options. The foregoing summary of the agreement does not purport to be complete and is qualified in its entirety by reference to the text of such agreement which is attached as Exhibit 2 to this Amendment No. 5.

     Except as otherwise set forth in the Original 13D or any amendment thereto, including this Amendment No. 5, Mr. Stevens does not have any plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, Mr. Stevens beneficially owns 10,000 shares of Common Stock, representing approximately 0.2% of the outstanding shares of Common Stock, based on 4,287,421 shares of Common Stock outstanding as of February 28, 2002 as disclosed by the Company in its Form 10-K for the year ended December 31, 2001.

     (b) Mr. Stevens has sole power to vote and sole power to dispose of the 10,000 shares of Common Stock beneficially owned by him. He does not share the power to vote or dispose of any shares of Common Stock.

     (c) As disclosed in response to Item 4, during the past sixty days, Mr. Stevens effected the following transactions:

         (i) On April 19, 2002, in a privately negotiated transaction, Mr. Stevens and related persons sold 71,936 shares to the Company for $34.00 per share; and

         (ii) On April 19, 2002, in a privately negotiated transaction, Mr. Connell paid Mr. Stevens $36.00 per share in cash for 142,500 shares for an aggregate purchase price of $5,130,000.00, of which Mr. Stevens paid $1,676,792.50 to the Company in payment of the exercise price of his stock options.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by Mr. Stevens.

     (e) On April 19, 2002, Mr. Stevens ceased to be the beneficial owner of more than five percent of the shares of Common Stock of the Company.

                                  Page 4 of 6

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER.

        Not applicable

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1: Stock Purchase Agreement dated April 19, 2002 by and among Robert L. Stevens, Sydney D. Stevens, The Bryn Mawr Trust Company, Successor Trustee and Sydney D. Stevens, Remaining Trustee under the Residuary Deed of Trust of Joel B. Davis, Jr. dated May 8, 1959, and Bryn Mawr Bank Corporation.

      Exhibit 2: Agreement dated April 17, 2002 between Robert L. Stevens and George W. Connell

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                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  April 24, 2002

                                                       /s/ Robert L. Stevens
                                                       ---------------------

                                                       Robert L. Stevens

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